Correspondence

May 16, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Attention:  John Hartz, Senior Assistant Chief Accountant

Re:	PURE Bioscience, Inc. Form 10-K for the Year Ended July 31, 2010 Form 10-Q for the Period Ended January 31, 2011 File No. 1-14468

Ladies and Gentlemen:

This letter sets forth the responses of PURE Bioscience, Inc., a Delaware corporation (the “Company,” “us” or “we”) in response to a letter of comment from the staff of the Securities and Exchange Commission (the “Staff”) to the Company dated May 10, 2011 (the “Staff Letter”).

The paragraphs below numbered 1 to 7 restate the numbered paragraphs in the Staff Letter. The discussion set out below each such paragraph is our response to the Staff’s comment.

FORM 10-K FOR THE FISCAL YEAR ENDED JULY 31, 2010

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like.  These revisions should be included in your future filings, including your interim filings, if applicable.

As requested, we have provided in this letter examples of revisions to the Company’s future filings, including our interim filings.

MD&A
Critical Accounting Policies
Accounting for Long-Lived Assets/Intangible Assets, page 19

2.	Please expand your disclosures to address the following:

PURE Bioscience, Inc.

a.	Please disclose how you group these assets for purposes of considering whether an impairment exists. Refer to ASC 360-10-35-23 through 25 as well as ASC 350-30-35-15 through 28;

b.
You assess impairment of long-lived assets whenever events or circumstances indicate that the carrying value may not be recoverable. Examples of such events or circumstances include an asset’s ability to generate income from operations and positive cash flows in future periods. Given you recurring losses from operations and net cash used in operating activities, please disclose how often and when you performed your impairment assessments of these assets; and

c.
To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these assets amounts, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity, please provide the following disclosures related to those assets or asset groups:

i.	The percentage by which the undiscounted cash flows exceed the carrying value;
ii.	The carrying value of these assets;
iii.	A description of the assumptions that drive the undiscounted cash flows;
iv.
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and

v.	A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.
Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

In our Form 10-Q for the Fiscal Period Ended April 30, 2011, and in our Form 10-K for the Fiscal Year ended July 31, 2011, we will include the following revised disclosure in the Critical Accounting Policies section of Management’s Discussion and Analysis and in the notes to our financial statements as follows:

“For purposes of testing impairment, we group our long-lived assets at the lowest level for which there are identifiable cash flows independent of other asset groups. Currently, there is only one level of aggregation for our intangible assets. We assess the impairment of long-lived assets, consisting of property, plant, equipment and finite-lived intangible assets primarily consisting of the worldwide patent portfolio of our silver ion technologies, whenever events or circumstances indicate that the carrying value may not be recoverable.  Examples of such events or circumstances include:

•	an asset group’s inability to continue to generate income from operations and positive cash flow in future periods;

•	loss of legal ownership or title to an asset;

•	significant changes in our strategic business objectives and utilization of the asset(s); and

PURE Bioscience, Inc.

•	the impact of significant negative industry or economic trends.

Additionally, on a quarterly basis we review the significant assumptions underlying our impairment assessment to determine that our previous conclusions remain valid.

Recoverability of assets to be held and used in operations is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the assets. The factors used to evaluate the future net cash flows, while reasonable, require a high degree of judgment and the results could vary if the actual results are materially different than the forecasts. In addition, we base useful lives and amortization or depreciation expense on our subjective estimate of the period that the assets will generate revenue or otherwise be used by us. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less selling costs.

We also periodically review the lives assigned to our intangible assets to ensure that our initial estimates do not exceed any revised estimated periods from which we expect to realize cash flows from the technologies.  If a change were to occur in any of the above-mentioned factors or estimates, the likelihood of a material change in our reported results would increase.”

In addition, we advise the Staff that there have not been any events or circumstances that indicate undiscounted future cash flows were not substantially in excess of the carrying value of any asset group.

Financial Statements
Notes to the Financial Statements
Note 1. Organization and Summary of Significant Accounting Policies, page 29
General

3.
Please disclose the line item(s) in which you include depreciation and amortization. If you do not allocate depreciation and amortization to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

In our Form 10-Q for the Fiscal Period Ended April 30, 2011, we will include the following revised disclosure in the notes to the financial statements. The revised disclosure will also be included in future filings, including our Form 10-K, as applicable.

“Cost of goods sold for product sales includes direct and indirect costs to manufacture products, including materials consumed, manufacturing overheads, shipping costs, salaries, benefits and related expenses of operations. Depreciation related to manufacturing is systematically allocated to inventory produced, and expensed through cost of goods sold at the time inventory is sold.”

Revenue Recognition, page 29

4.
Please expand your revenue recognition policy to address how you record revenue related to each source of revenue discussed on page 17. In this regard, you should discuss when you record revenue related to your arrangements with Richmont Sciences, LLC, IV-7 Direct, and BASF. Please clarify whether you record revenue when the products are sold to these entities or to third parties and correspondingly how you account for inventory related to these arrangements. Please also address your consideration of whether these are consignment sales. Refer to Question 2 of SAB Topic 13:A.2

PURE Bioscience, Inc.

To clarify that our revenue recognition policy does not vary based on source of revenue, in our Form 10-Q for the Fiscal Period Ended April 30, 2011, we will include the following revised disclosure under the discussion of Sources of Revenue within Management’s Discussion and Analysis of Financial Condition and Results of Operations. The revised disclosure will also be included in future filings, including our Form 10-K, as applicable.

“Revenue from all sources is recognized under the provisions of the applicable authoritative guidance governing revenue recognition, which is generally when we ship the products free on board from either our facility or from third party packagers, we have transferred title to the goods, the price is fixed or determinable and we have eliminated our risk of loss.  Where payment is not reasonably assured at the time of shipment, we will either decline a purchase order or defer the revenue until payment is assured. When the title of the goods, including the risks and rewards of ownership of the product, transfers to the customer, i.e. when we ship the product, we reduce the balance of our inventory with a corresponding charge to cost of goods sold. Additionally, we evaluate the substance of each transaction and consider whether the facts and circumstances indicate the transaction is a consignment or financing arrangement.  Specifically, we do not offer the right of return; our customers are obligated to pay at specified dates; the obligation of our customers cannot be changed due to theft or physical destruction of the product; our customers are separate entities with economic substance apart from the Company; and we have no significant obligations for future performance to directly bring about resale of the product by our customer.”

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 41

5.
In designing and evaluating your disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated can provide only reasonable assurance of achieving the desired control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. By stating that you evaluate the cost-benefit relationship of possible controls and procedures, you appear to be qualifying the design, operation, and effectiveness of your disclosure controls and procedures. Please advise or remove this language. Please also confirm that management concluded that disclosure controls and procedures were effective as of July 31, 2010 and January 31, 2011 without this qualification.

We will remove the indicated language in our Report on Form 10-Q for the fiscal period ending April 30, 2011, and in future filings. Additionally, we confirm that without this qualification management concluded that disclosure controls and procedures were effective as of July 31, 2010 and January 31, 2011.

PURE Bioscience, Inc.

FORM 10-Q FOR THE PERIOD ENDED JANUARY 31, 2011

General

6.	Please address the above comments in your interim filings as well, as applicable.

The Company intends to address the above comments in both interim and annual filings for future periods.

Liquidity and Capital Resources, page 19

7.
In your Form 10-K for the year ended July 31, 2010 and your Form 10-Q for the period ended October 31, 2010, you believed that cash resources were sufficient to meet your anticipated needs during the next twelve months. In your Form 10-Q for the period ended January 31, 2011, you do not believe that your existing cash resources are sufficient to meet your anticipated needs during the next twelve months. Please address the following:

a.
Please expand your disclosures to discuss the specific facts and circumstances which led you to now determine that you do not have sufficient cash resources. Your discussion should clearly identify each of your significant  sources and uses of cash as well as discuss any significant changes in these sources and uses of cash;

b.
We remind you that Item 303(a)(1) of Regulation S-K requires you to indicate the course of action that you have taken or propose to take to remedy a deficiency in liquidity. In this regard, you should provide a comprehensive discussion of how you plan to address these liquidity concerns;

c.	Please disclose the expected impact on your future operations of not having sufficient cash resources; and

d.
SEC Release 33-8350 addresses including overviews in MD&A to provide a balanced, executive–level discussion that identifies the most important themes or other significant matters with which management is concerned primarily in evaluating your financial condition and operating results. The release also emphasizes that companies should present their disclosure so that the most important information is most prominent. In this regard, you should consider the adequacy of your disclosures regarding your liquidity situation, including whether they should be given more prominence and should be included in your overview section of MD&A.

In our Form 10-Q for the Fiscal Period Ended April 30, 2011, we will include the following disclosure in the notes to the financial statements and in the Overview and Liquidity and Capital Resources sections of Management’s Discussion and Analysis of Financial Condition and Results of Operations. The revised disclosure will also be included in future filings, including our Form 10-K, as applicable.

“On April 29, 2011, we entered into a Sales Agreement with C. K. Cooper & Company (“CKCC”), an investment banking firm, under which the Company may issue and sell shares of its common stock for consideration of up to $7.0 million, from time to time in an at the market equity offering program, with CKCC acting as our agent.  Sales of the common stock if any, under the program will depend upon market conditions and other factors to be determined by us and may be made in negotiated transactions or transactions that are deemed to be “at the market offerings” as defined in Rule 415 under the Securities Act of 1933.

PURE Bioscience, Inc.

We believe that, with our current efforts to raise capital, we will have sufficient cash resources to satisfy our needs over the next 12 months, however we do not yet have, and we may never have, significant cash inflows from product sales or from other sources of revenue to offset our ongoing and planned investments in corporate infrastructure, research and development projects, regulatory submissions, business development activities, and sales and marketing, among other investments.  Some or all of our ongoing or planned investments may not be successful.  In addition, irrespective of our cash resources, we may be contractually or legally obligated to make certain investments which cannot be postponed.

We expect that we will need to increase our liquidity and capital resources by one or more measures, which may include reducing operating expenses, raising additional financing in future periods through the issuance of debt, equity, or convertible securities, entering into partnerships, licenses, or other arrangements with third parties, reducing the exercise price of outstanding warrants, or through other means, any one of which could reduce the value to us, perhaps substantially, of our technology and its commercial potential.  There is no guarantee that we would be able to obtain capital on terms acceptable to us, or at all. Insufficient funds would result in a material adverse effect on our business and operations and could cause us to fail to execute our business plan, fail to take advantage of future opportunities, or fail to respond to competitive pressures or customer requirements, and further may require us to delay, scale back or eliminate some or all of our research and product development programs, license to third parties the right to commercialize products or technologies that we would otherwise commercialize ourselves, or to reduce or cease operations.  If adequate funds are not available when needed, we may be required to significantly modify our business model and operations to reduce spending to a sustainable level. Such modification of our business model and operations could also result in an impairment of assets which cannot be determined at this time. Furthermore, if we issue equity or convertible debt securities to raise additional funds, our existing shareholders may experience dilution, and in addition the new equity or debt securities may have rights, preferences and privileges senior to those of our existing shareholders.  If we incur additional debt, it may increase our leverage relative to our earnings or to our equity capitalization.”

Attached hereto please find the written acknowledgement from the Company requested by the Staff on page 4 of the Staff Letter.

Please direct any further comments or questions to me at (619) 596-8600.

Sincerely,

/s/ Michael L. Krall
President, C.E.O. and Interim C.F.O.
PURE Bioscience, Inc.

cc: Nudrat Salik, Securities and Exchange Commission
Scott Stanton, Morrison & Foerster LLP
James Comito, Mayer Hoffman McCann P.C.

May 16, 2011

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-7010

Attention:    John Hartz, Senior Assistant Chief Accountant

Re:	PURE Bioscience, Inc. Form 10-K for the Fiscal Year Ended July 31, 2010 Form 10-Q for the Period Ended January 31, 2011 File No. 1-14468

Ladies and Gentlemen:

Pursuant to a letter of comment from the staff of the Securities and Exchange Commission to PURE Bioscience, Inc., a Delaware corporation (the “Company”), dated May 10, 2011, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael L. Krall
President, C.E.O. and Interim C.F.O.
PURE Bioscience, Inc.